SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number 001-37410

ESSA Pharma Inc.

(Translation of registrant’s name into English)

Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The following exhibits included herein were filed by the Registrant with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval on the dates noted below:

1.	Exhibit 5.1	Opinion Letter of Blake, Cassels & Graydon Dated July 31, 2020
2.	Exhibit 99.1	News Release date July 31, 2020: ESSA PHARMA COMPLETES PUBLIC OFFERING FOR AGGREGATE GROSS PROCEEDS OF US$48,990,000

This report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-222654 and File No. 333-234136) and Form S-8 (File No. 333-225056) under the Securities Act of 1933, as amended.

EXHIBITS INCLUDED AS PART OF THIS REPORT

Exhibit

1.	Exhibit 5.1	Opinion Letter of Blake, Cassels & Graydon Dated July 31, 2020
2.	Exhibit 99.1	News Release date July 31, 2020: ESSA PHARMA COMPLETES PUBLIC OFFERING FOR AGGREGATE GROSS PROCEEDS OF US$48,990,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESSA PHARMA INC.
(Registrant)

Date: July 31, 2020	By:	/S/ DAVID WOOD
	Name: Title:	David Wood Chief Financial Officer